**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 4 February 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

**Enclosures**: Sasol Limited: Trading update for the Six Months Ended 31 December 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/03)

ISIN: ZAE000006896      US8038663006
Share codes: JSE – SOL   NYSE – SSL

("Sasol" or "the Company")

**Sasol Limited: Trading update for the Six Months Ended 31 December 2010**

## 1. Introduction

Product prices have remained quite resilient with higher oil prices,
refining margins and chemical prices being realised.  Although the
relatively strong rand has put pressure on the group's earnings, the
year-on-year improvement in product prices has largely mitigated this
negative effect.  The sustained strength of the currency remains a key
challenge to the group although there has recently been a slight
weakening. We are therefore maintaining our focus on the factors within
our control, such as cost management and operational efficiency.

As announced in December 2010, Sasol has made a significant investment
in upstream shale gas resources in support of its gas-to-liquids (GTL)
value proposition in North America.

## 2. Expected earnings for the six months ended 31 December 2010

Sasol's earnings per share and headline earnings per share for the six
months ended 31 December 2010 are estimated to increase by 17% - 27%
compared with the prior year comparable reporting period. The expected
increase in earnings is mainly due to a strong focus on cost
containment as well as an improvement in crude oil prices and product
prices, partially offset by the continued strength of the rand against
the US dollar.

The Ixia empowerment transaction announced last year resulted in
WIPCoal Investments owning effectively 10,2% of the equity in Sasol
Mining.  The once-off non-cash share based payment expense relating to
the transaction resulted in an impact of approximately R1 on both
headline earnings per share and earnings per share.

Our half-year closure process is currently in progress and further
adjustments may arise including remeasurement effects.

This trading update deals only with the first half of the 2011
financial year comparison.

Sasol's financial results for the six months ended 31 December 2010
will be announced on or about Monday, 7 March 2011.

The above information has not been reviewed or reported on by the
Company's external auditors.

Johannesburg
4 February 2011

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

### *Forward looking statements*

*In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.*

*These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.*

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 4 February 2011

By:    <u>/s/ N L Joubert</u>
Name:  Nereus Louis Joubert
Title:  Company Secretary